                                                                 Exhibit 99.B(q)

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY

                          Administrative Procedures For

                    Flexible Premium Variable Life Insurance

                                  ENSEMBLE III

                                 April 26, 2006

This document sets forth the information called for under Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 ("1940 Act"). The Rule provides exemptions from sections 22(d), 22(e), and 27(c)(1) of the 1940 Act, and Rule 22c-l thereunder, for issuance, transfer and redemption procedures under the Flexible Premium Variable Life Insurance Policy ("Policy") to the extent necessary to comply with other provisions of Rule 6e-3(T), state insurance law or established administrative procedures of Jefferson Pilot Financial Insurance Company ("JP Financial" or the "Company"). To qualify for the exemptions, procedures must be reasonable, fair and not discriminatory and must be disclosed in the registration statement filed by the Separate Account.

     JP Financial believes its procedures meet the requirements of Rule 6e3(T)(b)(12) (iii), as described below.

                                TABLE OF CONTENTS

                                                                               PAGE NO.
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1.   Purchase and Related Transactions                                               1

     (a)   Premium Schedule & Underwriting Standards                                 1

     (b)   Application and Initial Premium Processing                                4

     (c)   Reinstatement                                                             5

     (d)   Misstatement of Age or Sex                                                6

     (e)   Exchange of Policy                                                        7

     (f)   Policyowner Illustrations                                                 7

2.   Redemption Procedures: Surrender and Related Transactions                       8

     (a)   Surrender, Partial Surrender/Withdrawal                                   8

     (b)   Changes in Specified Amount                                              11

     (c)   Benefit Claims                                                           12

     (d)   Policy Loans                                                             14

     (e)   Accelerated Benefit Rider                                                15

3.   Transfers                                                                      17

     (a)   General                                                                  17

     (b)   Dollar Cost Averaging                                                    18

     (c)   Automatic Portfolio Rebalancing                                          18

4.   Refunds                                                                        19

     (a)   Free Look Period                                                         19

     (b)   Suicide                                                                  19

     (c)   Incontestability                                                         20

5.   Billing and Collection Procedures                                              20

6.   Change in Division Allocation                                                  21

7.   Incomplete Allocation Request                                                  22

8.   Telephone Transfers, Loans and Reallocations                                   23

9.   Combined Requests                                                              23

10.  Unpaid Checks                                                                  24

11.  Notifications                                                                  24

12.  Role of Jefferson Pilot Securities Corporation                                 25

13.  Role of JP Financial Policy Issue and Underwriting Department                  25

14.  Role of JP Financial Customer Service Department                               26

1.   PURCHASE AND RELATED TRANSACTIONS

JP Financial currently sells seven (7) Flexible Premium Variable Life Insurance Policies, Ensemble II, Ensemble II-NY, Ensemble III, Ensemble SL, Ensemble EXEC, Ensemble Accumulator and Ensemble Protector. Two other Flexible Premium Variable Life Insurance Policies, Ensemble and Heritage, are no longer being sold. There are existing Ensemble and Heritage policies.

     (a) PREMIUM SCHEDULE AND UNDERWRITING STANDARDS

Premiums for the Policies will not be the same for all policyowners.JP Financial may require the policyowner to pay a first premium sufficient to keep the Policy in force for three policy months. With the help of the registered representative, policyowners will determine a Planned Periodic Premium payment schedule that provides for a level premium payable at a fixed interval for a specified period of time. Factors considered in setting the Planned Periodic Premium payment schedule and selection of death benefit option include, but are not limited to, the insured's age and risk classification; the policyowner's economic circumstances, including future obligations, retirement and tax sheltering needs; the policyowner's risk tolerance regarding market needs; and the death benefit needs of the beneficiary. Payment of premiums in accordance with this schedule is not, however, mandatory and failure to make payments in accordance with the schedule will not of itself cause the Policy to lapse. Instead, policyowners may make premium payments in any amount, at any frequency, subject only to the minimum premium amount, (1) and the maximum premium limitations set forth in the Internal Revenue Code (the "Code"). The Policy is intended to qualify as a "contract of life insurance" under the Code. If at any time the policyowner pays a premium that would exceed the amount allowable for qualification under the Code, we will either refund the excess premium to her, offer her the option to apply for an increase in Death Benefit, or if the excess premium exceeds $250, offer her the alternative of instructing us to hold the excess premium in a premium deposit fund and apply it to the Policy later in accordance with her allocation instructions on file. The policyowner will be notified when premiums may be paid again. Also, the policy owner may choose any option by returning an enclosed election from. If

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(1)  The minimum premium amount acceptable will be $50.00.

the policy owner does not return the election form within 60 days, JP Financial will refund the excess premium.

The Code provides for significant tax consequences if policies are deemed to be modified endowment contracts. JP Financial's procedures for monitoring whether a policy may become a modified endowment contract are set forth herein.If at any time during the year JP Financial determines the Technical and Miscellaneous Revenue Act (TAMRA) guidelines have been violated and excess premiums have been remitted which would cause the policy to be deemed a modified endowment contract, JP Financial will give written notice of this fact to the policyowner. If the policyowner pays a premium that would cause the policy to be deemed a MEC and she does not consent to the MEC status for her policy, we will either refund the excess premium to her, offer the option to apply for an increase in Death Benefit, or if the excess exceeds $250, offer her the alternative of instructing us to hold the excess premium in a premium deposit fund and apply it to the policy later in accordance with her allocation instructions on file. The notice will set forth the policyowner's options with respect to the policy. Any of these options would avoid having the policy deemed a modified endowment contract. The policyowner may choose any option by returning an enclosed election form. If the policyowner does not return the election form within 60 days, JP Financial will place the money into a premium deposit fund and the policy will not become a modified endowment contract. In the case of a Section 1035 exchange where the premium exceeds TAMRA amount, the Specified Amount is normally increased.

The policy will remain in force so long as the cash value, less any outstanding policy debt, is sufficient to pay certain monthly charges imposed in connection with the Policy. Thus, the amount of a premium, if any, that must be paid to keep the Policy in force depends upon the cash value of the Policy, which in turn depends on such factors as the investment experience and the cost of insurance charge. The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each insured. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that each insured incurs an insurance rate commensurate with his or her mortality risk which is actuarially determined based upon factors such as issue age, policy year, sex, rating class, and the Specified Amount of the Policy. For two Policies with the same sex, rating class and attained age, the cost of insurance rate for the Policy with the younger age on its policy date will never exceed, and in some cases will be less than, that for a Policy with an older age on its policy date. Accordingly, while not all insureds will be subject to the same cost of insurance rate, there will be a single "rate" for all insureds in a given actuarial category.

The use of policy year as a factor in defining an actuarial category is appropriate because the recovery of the cost of a policy depends, in part, upon the length of time such policy has been in force. For example, an insured who was younger at issue, has maintained his policy in force for a longer period in order to achieve the same attained age as the insured who was older at issue. Thus, part of the cost of the policy, which was supported by Company surplus, has been recovered for the insured who was younger at issue. This allows the Company to reduce the cost of insurance rate below that of the insured whose policy has been in force for a shorter period. For administrative convenience, policy year is not used as an actuarial factor after the tenth policy year.

Current cost of insurance rates will be determined by JP Financial based upon expectations as to future mortality experience. The cost of insurance rates are guaranteed not to exceed rates based upon the Commissioner's 1980 Standard Ordinary Mortality Table for Ensemble III.

The Company currently provides a guaranteed monthly deduction adjustment for qualified Ensemble III policyowners. The guaranteed monthly deduction adjustment is an amount added to the Policy's accumulation value. The adjustment is calculated as an annual amount at the beginning of each policy year, beginning with the second policy year, for each month of that policy year during which the adjustment is in effect. The adjustment will apply so long as it meets or exceeds a $12 annual threshold.

The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among insureds but recognize that premiums may be
based upon factors such as issue age, policy year,    .
JP Financial may modify its underwriting requirements, in accordance with company practice in effect when the policy is issued, for policies issued in connection with group arrangements.

(b)  APPLICATION AND INITIAL PREMIUM PROCESSING

     Upon receipt of a completed application, JP Financial will follow certain insurance underwriting procedures (e.g. , evaluation of risks) designed to determine whether the applicant is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed applicant before a determination can be made. A Policy will not be issued until the underwriting procedure has been completed.

The insurance coverage will begin on the policy date, unless otherwise required by insurance law or concepts such as "conditional receipt". Ordinarily, if the application is approved and money is received, the policy date will be the date the money is received. If a premium is not paid with the application, the policy date is the issue date. Coverage will begin on the date the premium is received. The policyholder may request that the Policy be backdated for the purposes of saving insurance age or conforming to employment related requirements (e.g. common enrollment date). The contestable period starts from the date the policy is issued.

If the initial premium is received prior to the date JP Financial either issues the Policy or offers to issue the Policy on a basis other than standard and/or other than as applied for, the net premium less monthly deductions for the period between the policy date and the issue date will be placed in the General Account. It will be credited with the interest at the rate currently being credited to the General Account for the period between the date the premium is received (or the policy date, whichever is later) and the allocation date. In those instances when JP Financial declines to issue a Policy, the full premium paid will be returned with no interest having been credited. However, this practice will not apply if the Policy is issued as applied for by the applicant or is issued on a standard basis and delivery of the Policy is not accepted or the "free look" right is exercised.

The initial net premium will be placed in the General Account prior to the allocation date. On the allocation date the initial net premium deposited in the General Account, plus interest earned, will be allocated, as directed by the policyowner in the application, among the divisions of the Separate Account and the General Account. Any other premiums received prior to the allocation date will also be deposited in the General Account. The allocation date is the later of 25 days from the day JP Financial mailed the policy to the agent for delivery to the policyowner or the day JP Financial receives from the policyowner all administrative items needed to activate the Policy.

Under JP Financial's current rules, the minimum Specified Amount at issue is $50,000. JP Financial reserves the right to revise its rules from time to time to specify a different minimum Specified Amount at issue.

     (c) REINSTATEMENT

A policy which terminates under the grace period provision of this contract may be reinstated at any time within five (5) years after the date of termination. The policy year of reinstatement will be measured from the Policy Date. The reinstatement must occur prior to the maturity date of the Policy. The following items must be submitted to JP Financial for each reinstatement:

     (1) A written application for reinstatement.

     (2) Evidence of insurability sufficient to prove to the Company's satisfaction that the insured is still able to meet the underwriting standards for the "actuarial category" to which the Policy was originally assigned.

     (3) A premium large enough, after the deduction of premium expense charges, to cover:

        a. Restore the cash value to an amount sufficient to cover monthly deductions for at least three policy months following the effective date of reinstatement.

        b. Any due and unpaid monthly administrative charges.

        c. Any due and unpaid monthly expense charges.

Upon request for reinstatement, JP Financial will determine the premium amount needed to reinstate the Policy based on the insured's attained age, sex, policy year, rating class, and the Specified Amount of the Policy. The Incontestability and Suicide provisions start anew as of the effective date of reinstatement for statements made in the reinstatement application.

JP Financial will notify the policyowner of the premium amount needed to reinstate the Policy. JP Financial will also require repayment or reinstatement of any policy debt which existed on the date of lapse before a Policy may be reinstated. Upon approval of the reinstatement, the effective date of the reinstated Policy will be the date the application for reinstatement is approved.

     (d) MISSTATEMENT OF AGE OR SEX

If JP Financial discovers that the age or sex of the insured has been misstated, the amount payable at death will be the sum of the following:

        (1) The accumulation value on the date of death; and

        (2) The death benefit less the accumulation value on the date of death, multiplied by the ratio of:

            a. The cost of insurance actually deducted at the beginning of the policy month in which death occurs, to

            b. The cost of insurance that should have been deducted at the insured's true age or sex.

     (e) EXCHANGE OF POLICY

No exchange provision is provided. Instead, the policyowner may at any time, while the Policy is in force, transfer all accumulation value to the General Account. This transfer will not incur the normal transfer fee.While 100% of the accumulation value is allocated to the General Account, minimum benefits are fixed and guaranteed.

     (f) POLICYOWNER ILLUSTRATIONS

The Company utilizes field and Service Center computers in preparing illustrations for Flexible Premium Variable Life Insurance.

General Agents and Agents who are licensed with JP Financial and with Jefferson Pilot Securities Corporation ("JPSC") or other broker-dealers who have entered into a selling agreement with JPSC will be supplied with CD-Roms containing approved illustrations for Flexible Premium Variable Life Insurance and/or access to My JPF.

In addition, the Company's field offices and Service Center in Concord, New Hampshire and will be supplied such CD-Roms (and access to My JPF) and will prepare illustrations at the request of duly registered representatives.

2. REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

Set out below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "redemption" transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the procedures for mutual funds and contractual plans.

     (a) SURRENDER, PARTIAL SURRENDER/WITHDRAWAL

At any time while the Policy is in force, the policyowner may, with the approval of the irrevocable beneficiary and/or assignee, if any, request surrender or partial surrender/withdrawal of the Policy by sending a written request to JP Financial. At the time the written request is received, it will be reviewed for completeness. Incomplete requirements will result in returning the items to the policyowner for completion.

The amount payable upon surrender of the Policy is the cash value at the end of valuation period during which the request is received, less the Surrender Charge, less any policy debt (the "Surrender Value"). The surrender transaction will be processed upon receipt of the completed request, with an effective date of the date received. The Accumulated Value will be moved into the General Account pending the Company's conservation efforts. If the Company is successful in conserving the Policy, the Policyowner will be credited the General Account interest earned on the Accumulated Value during the conservation period. If the Company is unable to conserve the Policy, the Policyowner will not be credited the General Account interest and will receive the Surrender Value as of the date of the surrender request. Any automatic bank draft premium payments received within forty-five (45) days of the surrender of the policy will be held until sufficient time to clear banking channels. The check will be mailed to the policyowner within seven (7) days of receipt of the written request.

The policyowner may withdraw part of the Policy's cash value at any time in which the Policy has cash value. The amount payable upon withdrawal cannot exceed the policy cash value, less any policy debt at the end of the valuation period during which the request is received. The minimum amount that may be withdrawn is $500. If for any reason the withdrawal request is for an amount less than $500, JP Financial will furnish the policyowner with a written explanation of why the request cannot be processed within twenty-four (24) hours. A withdrawal charge equal to the lesser of $50 or 2% of the withdrawal amount will be deducted from the amount of each withdrawal. A withdrawal will also invoke imposition of a pro-rata portion of any surrender charge.

The withdrawal request received in good order will be processed effective the date of receipt, provided the request is received prior to 4pm EST. A policyowner may allocate a withdrawal among the General Account and the divisions of the Separate Account. If no such allocation is made, a withdrawal will be allocated among the General Account and the divisions of the

Separate Account in the same proportion that the accumulation value in the General Account, less any policy debt, and the accumulation value in each division bears to the total accumulation value of the Policy, less any policy debt, on the date of the withdrawal. The amount payable for a withdrawal request that would cause the Specified Amount to be reduced to less than $25,000 will be adjusted to the amount that would reduce the Specified Amount to $25,000. In this event, the policyowner will be advised in writing when the check for the withdrawal is sent.

A surrender charge will be assessed upon surrender or withdrawal. The surrender charge will be deducted from the Policy's Accumulation Value. The initial Surrender Charge is the Surrender Charge we would assess if the Policy were surrendered on the Issue Date and is based on the Specified Amount, varying with the Issue Age, risk classification and, in most states, sex of the Insured. It remains level for five years, decreasing to zero in the tenth Policy Year. The Surrender Charge in any given Policy Year will equal a percentage of the initial Surrender Charge, as follows:

                           SURRENDER CHARGE
                            AS % OF INITIAL
              POLICY YEAR  SURRENDER CHARGE*
                  0-5           100%
                   6             80%
                   7             60%
                   8             40%
                   9             20%
                   10             0%

*May be lower at some ages

The surrender charge in effect at any time is the sum of the surrender charge for the initial Specified Amount plus the surrender charge for any increase in the Specified Amount.

If the policyowner requests a withdrawal from their Policy, we will deduct the amount of the withdrawal, the charge for the withdrawal as indicated in ther policy, and a proportionate surrender charge, if applicable, from the Accumulation Value. The pro rata Surrender Charge will equal the amount of the Specified Amount reduction associated with the withdrawal divided by the Specified Amount before the reduction times the then-current Surrender Charge. The proportionate surrender charge will be applicable to a withdrawal that results in a decrease in Specified Amount during the applicable surrender charge period.

The surrender charge per $1,000 of initial Specified Amount is indicated in the Table of Surrender Charges contained in the Policy.

(b) CHANGES IN SPECIFIED AMOUNT

A policyowner may, by written request, change the Specified Amount subject to the following conditions:

At any time after the first policy anniversary, the policyowner may, with the approval of the irrevocable beneficiary and/or assignee, if any, decrease the Specified Amount. At any time after the first Policy anniversary, the policyowner may increase the Specified Amount. Any change is subject to the following conditions:

     (1) Any decrease will become effective on the Monthaversary that coincides with or next follows receipt of the request. A minimum of twelve months must elapse between decreases. Decreases will be deducted in the following order:

     a. From the most recent Specified Amount increase, if any;

     b. Successively from the next most recent Specified Amount increase, if any;

     c. From the Initial Specified Amount.

The partial Surrender Charge on a decrease in Specified Amount will equal the amount of the decrease in Specified Amount divided by the Specified Amount before the decrease times the then-current Surrender Charge.

The minimum decrease in Specified Amount is $25,000. No decrease may reduce the Specified Amount to less than $25,000.

     (2) Any request for an increase must be applied for on a supplemental application and shall be subject to evidence of insurability satisfactory to JP Financial; no increases will be allowed over attained age 85. The minimum Specified Amount after any increase is $50,000.

     (3) Any change approved by JP Financial will become effective on the date shown in the Supplemental Policy Specifications Page and/or endorsement, which generally will be the Monthaversary that coincides with or next follows the day the change is approved, subject to deduction of the first month's cost of insurance from the Policy's accumulation value.

     (4) The policyowner may request in writing to change the death benefit option. If the request is to change from Option I to Option II, the Specified Amount will be decreased by the accumulation value on the effective date of the change. If the request is to change from Option II to Option I, the Specified Amount will be increased by the accumulation value on the effective date of the change. If the request is to change from Option III to Option II, the Specified Amount will be increased by the premiums paid to the date of the change less any withdrawals and then will be decreased by the Accumulation Value on the date of the change. If the request is to change from Option III to Option I, the Specified Amount will be increased by the Premiums paid less any withdrawals to the date of the change. If a change in Death Benefit Option would result in an immediate increase in the Death Benefit, we will require evidence of insurability. and the effective date of the change will be the Monthaversary following underwriter approval. Otherwise, the effective date of the change will be the Monthaversary date following the request for the change. We do not allow changes from Options I or II to Option III.

     (5) No decrease may reduce the Specified Amount below $25,000.

When a request for a Specified Amount reduction is received which would cause the Specified Amount to be less than $25,000, the request will be adjusted to the amount that would reduce the Specified Amount to $25,000. In this event, the policyowner will be advised in writing as to the reason the requested Specified Amount change cannot be and was not processed as requested.

     (c) BENEFIT CLAIMS

While the Policy remains in force, JP Financial will usually pay a death benefit to the named beneficiary in accordance with the designated death benefit option within seven (7) days after receipt of due proof of death of the insured. The registered representative may deliver the death benefit payment. If the registered representative intends to deliver the payment, notice will be sent to the named beneficiary informing him or her of the issuance of the check. If the registered representative does not intend to deliver the check, the payment check will usually be mailed to the named beneficiary. Payment of death benefits may, however, be delayed while we obtain additional information if death occurs during the contestable period, is the result of suicide, homicide, occurs in a foreign country and under certain other circumstances.(2) The amount of the death benefit is determined as of the insured's date of death. The amount of the death benefit proceeds is guaranteed to be not less than the current Specified Amount of the Policy. These proceeds will be reduced by any outstanding policy debt and any due and payable charges. These proceeds will be increased by any additional insurance provided by rider. The death benefit may exceed the current Specified Amount of the Policy. The amount by which the death benefit exceeds the Specified Amount depends upon the death benefit option in effect, the accumulation value, and the corridor percentage in effect at the date of death.

The death benefit under Death Benefit Option I will be the greater of (i) the current Specified Amount or (ii) the Accumulation Value on the death of the Insured multiplied by the corridor percentage. Under Death Benefit Option II, the death benefit equals the greater of (i) the current Specified Amount plus the Accumulation Value on the death of the insured or (ii) the Accumulation Value on the date of death multiplied by the corridor percentage. Under Death Benefit Option III, the Death Benefit equals the greater of (i) the current Specified Amount plus the total premiums paid less any withdrawals to the date of death or (ii) the Accumulation Value multiplied by the corridor percentage.

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(2) (A) The New York Stock Exchange is closed other than customary weekend and holiday closings; (B) The SEC, by order, permits postponement for the protection of the policyowners; (C) An emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable nor is it reasonably practicable to determine the value of the Separate Account net assets.

If the Policy is in force at the Insured's Attained Age 100, the following will occur:

     (1) the Specified Amount will be set equal to the Accumulation Value and the Death Benefit Option will be set to Option I and will equal 101% of the Specified Amount, less any Policy Debt.

     (2) the Death Benefit Option then in effect may not be changed;

     (3) no further premiums will be accepted;

     (4) no further Monthly Deductions will be taken;

     (5) the Monthly Accumulation Value Adjustment will no longer apply;

     (6) the interest rate charged to Type A and Type B Policy Loans will be set equal to the rate credited to the portion of the Accumulation Value in the General Account being held collateral on the Policy Loan; and

     (7) any riders attached to the policy will terminate as stipulate din the riders' termination provisions.

Payments of benefits will be made by JP Financial out of its General Account and assets will be transferred from the divisions of the Separate Account to the General Account.

     (d) POLICY LOANS

The policyowner may, with the approval of the irrevocable beneficiary and/or assignee, if any, request a policy loan at any time after the expiration of the Right of Policy Examination. Unless otherwise required by state law, the Loan Value of the Policy is 100% of the Cash Value at the end of the Valuation Period during which the loan request is received. The maximum amount that can be borrowed at any time is the Loan Value reduced by any outstanding Policy Debt.

The type of loan the Company will grant depends upon the amount of unloaned Type A loan balance available at the time the loan is taken. The amount available at any time for a Type A loan is the maximum loan amount, less the guideline Single Premium at issue, adjusted on a pro rata basis for increases in Specified Amount, as set forth in Code, less any outstanding Type A loans. Any other loans are Type B loans.

A Type A loan is a policy loan which JP Financial grants when the unloaned Type A balance before the loan is taken exceeds the loan requested. A Type B loan is a policy loan which JP Financial grants when the unloaned Type A balance before the loan is taken is less than or equal to zero.

When the unloaned Type A loan balance before the loan is taken exceeds zero, but is less than the loan requested, JP Financial will grant a Type A loan equal to the unloaned Type A balance. The remainder of the requested loan will be a Type B loan. JP Financial will grant a Type A loan first before a Type B loan. Once a policy loan is granted, it remains a Type A or a Type B until it is repaid, except that all loans become Type A loans at Attained Age 100. If the interest due on either a Type A or Type B loan remains unpaid when due, the interest will become principal. JP Financial will treat that as though it were a request for a new loan in the principal amount of the unpaid interest. The calculation of which type of loan is available will take place and the unpaid interest will become principal of either a Type A or Type B loan.

The interest charged by JP Financial on a policy loan depends upon the type of loan. A Type A loan is charged the same interest rate as the interest credited to the amount of the accumulation Value held in the Collateral Account to secure loans, which is an effective annual rate of 4%. On a Type B loan, JP Financial will charge interest at the effective maximum rate of 5%, or at any lower rate established by JP Financial for any period during which the loan is outstanding.

     (e) ACCELERATED BENEFIT RIDER

This rider provides that a policyowner may request an advance of a portion of a policy's eligible death benefit, subject to a $250,000 maximum per insured, if it is medically determined to JP Financial's satisfaction that the insured meets one of the following three conditions: terminal illness with a life expectancy of twelve months or less; nursing home confinement; or diagnosis of a catastrophic health condition.

The availability of the benefits under this rider vary according to state law.

When JP Financial receives a notice of a claim under the rider, the Claims Department will determine if the Insured has the right to exercise the rider benefit, under the conditions stated in the rider. If the Insured meets the eligibility requirements, the Claims Department will send Claimant's Statement to the policyowner (and the insured if different from the policyowner) to complete. JP Financial also sends an Attending Physician's Statement to be completed by the physician in order to verify the insured's medical condition. The Claims Department also sends the policyowner an illustration of the effects that electing to exercise the rider will have on the Policy. The completed Claimant's Statement and Attending Physician's Statement are returned to the Claims Department where a decision is made on whether or not to approve the request for accelerated benefits if the appropriate criteria outlined in the rider are met. All benefits paid pursuant to the rider are paid in a lump sum to the policyowner, or, upon the death of the policyowner, to the estate of the policyowner.

This rider is offered at no additional premium cost. However, if the rider is exercised, an actuarial discount, which reflects the early payment of amounts held under the Policy, will be deducted from the requested portion of the death benefit. The discount will be based on an annual interest rate which has been declared by JP Financial and the then current cost of insurance rate in effect as of the date the policyowner's notice of claim is received at JP Financial. The maximum interest rate used will be the greater of the yield on 90 day treasury bills or the maximum statutory adjustable policy loan interest rate in effect upon the date of request.

JP Financial will also deduct from the requested portion of the death benefit the following:

     (1) a pro rated portion of any outstanding policy loans, determined by multiplying the outstanding policy loan times the benefit ratio, where the benefit ratio is the requested portion of the death benefit divided by the death benefit;

     (2) any premiums which are unpaid within the grace period; and

     (3) an administrative expense charge not to exceed $300, provided such charge shall not exceed the anticipated value of services performed and expenses incurred in administering the rider.

Upon the payment of the accelerated benefit payment, the amount of the death benefit, the Specified Amount, the cash value and the accumulation value are reduced by the same ratio as the requested portion of the death benefit bears to the death benefit Such reduction will be allocated among the General Account and the divisions of Separate Account A on a pro rata basis. Cost of insurance charges are adjusted to reflect the reduction in the death benefit. Future charges under the Policy will depend on whether a Waiver of Premium Disability Rider is in force.

3.    TRANSFERS

Following is a summary of the administrative procedures JP Financial will utilize in processing transfers between and among the divisions of the Separate Account and the General Account. The summary shows that, because the procedures relate to insurance policies, the procedures involved necessarily differ in certain significant respects from the procedures used for mutual funds and contractual plans.

     (a) GENERAL

The Separate Account currently has forty-three (43) divisions, but JP Financial reserves the right to add or remove divisions at any time in accordance with applicable law. Policyowners may transfer amounts between the General Account and the divisions of the Separate Account and among the divisions of the Separate Account. The initial allocation of premium on the allocation date will not be subject to the charges and minimums as other transfers. Except for transfers in conjunction with Dollar Cost Averaging, Automatic Portfollio Rebalancing and loan repayments, we allow transfers out of the General Account to the Divisions only once in every 180 days and limit their amount to the lesser of (a) 25% of the Accumulated Value in the General Account not being held as loan collateral, or (b) $100,000. The company allows policyowners to authorize transfers in writing, by telephone or via the internet. In order to make a transfer by telephone or internet, the proper authorization form must be on file with JP Financial. The Company will process transfers and determine all values in connection with transfers at the end of the valuation period during which the transfer request is received. Currently a policy owner may make up to 20 transfers per policy year, with the first twelve being free. For transfers over 12 in a policy year, we currently impose a transfer charge of $25 (which charge is guaranteed not to exceed $50). The transfer charge is not assessed if the transfer moves all accumulation value to the General Account. If a policyowner requests a transfer which does not meet the minimum required amount, or cannot be processed for any other reason, JP Financial will notify the policyowner why the transfer cannot be processed. We will use reasonable procedures, such as requiring identifying information from callers, recording telephone instructions, and providing written confirmation of transactions, in order to confirm that instructions are genuine. Should the Company further limit the timing or number of transfers at some future date, the policyowner will be notified of such change.

     (b) DOLLAR COST AVERAGING

The Company offers Ensemble III policyowners a feature called Dollar Cost Averaging. In order to elect this feature, the policyowner must complete the applicable authorization form. Under this feature a policyowner deposits an amount, currently subject to a minimum of $3,000, in the Money Market Division of the Separate Account or in the General Account and elects to have a specified dollar amount (the "Periodic Transfer Amount") automatically transferred to one or more of the divisions on a monthly, quarterly or semi-annual basis. The policyowner is therefore able to systematically invest in the divisions at various prices which may be higher or lower than the price a policyowner would pay when investing the entire amount at one time and at one price. Each Periodic Transfer Amount must currently be at least $250. In addition, a minimum of 5% of the Periodic Transfer Amount must be transferred to any specified division. These minimums are subject to change at the Company's discretion. If a transfer pursuant to this feature would reduce accumulation value in the Money Market Division or the General Account to less than the Periodic Transfer Amount, the Company has the right to include this remaining accumulation value in the amount transferred. Automatic transfers pursuant to this feature will continue until the amount designated for Dollar Cost Averaging has been transferred, or until the policyowner or registered representative, with authorization, gives notification of a change in allocation or cancellation or the feature. This feature is currently available at no charge to policyowners, although the Company reserves the right to assess a charge, no greater than cost and with advance notice to policyowners. The Company also reserves the right to suspend or modify automated transfer privileges at any time.

     (c) AUTOMATIC PORTFOLIO REBALANCING

A policyowner may also elect an Automatic Portfolio Rebalancing feature for reestablishing fixed proportions between various types of investments on a systematic basis. Under this feature, the Company will automatically readjust the allocation between the Divisions and the General Account to the desired allocation, subject to a minimum of 5% per Division or General Account, on a quarterly, semi-annual or annual basis. There is no additional charge for this program.

A policyowner may not elect to have Dollar Cost Averaging and Automatic Portfolio Re-Balancing at the same time. Transfers pursuant to the Dollar Cost Averaging and Portfollio Rebalancing features will occur on a Policy's monthly anniversary date in the month in which the transaction is to take place or the next succeeding business day if the monthly anniversary date falls on a holiday or a weekend. Transfers under these features do not count towards the twelve free transfers or the twenty total transfers currently allowed per year.The Company has the right to modify the terms and conditions of the automated transfer privileges at any time with advance notice to policyowners.

     4. REFUNDS

          (a) FREE LOOK PERIOD

With the approval of the irrevocable beneficiary or assignee, if any, the Policyowner may cancel the Policy within ten (10) days after receiving it. A written request to JP Financial together with the Policy will be required. The Policy will be deemed void from the policy date and all premiums paid will be refunded within seven (7) days of receipt by JP Financial of the request to the person who remitted the funds. The registered representative will be required to return any commissions paid in connection with the sale.

          (b) SUICIDE

In the event the insured commits suicide, whether sane or insane, within two (2) years of the issue date, JP Financial's liability will be limited to the return of the premiums paid, less any policy debt and partial surrender/withdrawal. In the event of suicide within two (2) years of the effective date of any increase in Specified Amount (i.e. increase in Specified Amount is set forth in the "Changes in Existing Insurance Coverage" section of the Policy), the only liability of JP Financial in connection with said increase will be a refund of the cost of insurance for such increase.

          (c) INCONTESTABILITY

After the Policy has been in force during the lifetime of the insured for a period of two (2) years from its issue date or from the date of application or any medical examination required if later, JP Financial will not contest the Policy except for an increase in the Specified Amount. This provision does not apply to any benefits provided by a rider which grant disability benefits or an added benefit in the event death results from an accident. Further, JP Financial will not contest any increase in the Specified Amount after such increase has been in force during the lifetime of the insured for two (2) years following the effective date of said increase.

In the event of contest of the Policy during the first two (2) policy years as to statements made in the original application, the only liability of JP Financial will be a refund of premiums paid less any policy debt and partial surrender/withdrawal. In the event of a contest during the two years following an increase in the Specified Amount, the only liability of JP Financial for such increase will be a refund of the cost of insurance for such increase. Any increase will be contestable, within the two (2) year period, only with regard to statements concerning the increase.

If the policy is reinstated, the contestable period will start over again, beginning on the reinstatement date, but only with regard to statements made in the application for reinstatement.

5.   BILLING AND COLLECTION PROCEDURES

JP Financial will assign a separate nine-digit block of numbers to be used as policy numbers for Flexible Premium Variable Life business. Premium billing notices will be system-generated and will be mailed by the Mail Services department, together with billing notices for other types of life insurance.In addition to the unique range of policy numbers, Flexible Premium Variable Life policies will have the message, "Flexible Premium Variable Life" on the billing notices to distinguish them from other types of life insurance contracts.

Flexible Premium Variable Life premiums in response to billing notices will be sent directly to JP Financial's authorized agent and deposited in JP Financial's bank account. Unsolicited premiums received at JP Financial's service center will be deposited in JP Financial's account at a local depository bank. Flexible Premium Variable Life pre-authorized check or debit collections will be determined from the Flexible Premium Variable Life Administrative System (VANTAGE-ONE) and subsequently deposited in JP Financial's bank account.

By exception only, we will bill premium payments for less than $250, or more frequently than quarterly. ($50 for electronic fund transfers).

For convenience, JP Financial will offer the "List Billing" mode of payment, which allows the employer to deduct premiums from the policyowners' paychecks and remit the premiums to our bank, who in turn will remit them to JP Financial. All Flexible Premium Variable Life policies, paid as billed, will be entered into the Collection System together with payments on other life contracts. Premium payments not paid as billed will be entered into JP Financial's billing system and checks will be deposited into JP Financial's account at our bank.

Based on the system-generated report, funds will be transferred from JP Financial's regular bank account to the divisions of the Separate Account for inclusion in the policyowner's unit holdings.

6.   CHANGE IN DIVISION ALLOCATION

     (a) GENERAL

The policyowner may change the allocation of future premium payments among the General Account and the divisions of Separate Account A by written notice, telephone or via the internet at any time. In order to make an allocation change by telephone or internet, the proper authorization form must be on file with JP Financial.The minimum allocation percentage allowed for the General Account or any division of Separate Account A is five percent (5%) of net premium, unless the allocation percentage is zero.

The allocation change will be processed with an effective date of the date the correctly completed written request, the telephone request or the internet request is received.

7.   INCOMPLETE ALLOCATION REQUEST

If an incomplete written change in premium allocation request is received, future premium payments will be allocated in accordance with the previous valid allocation. JPF will notify the policyowner that the request was not processed and will explain the reason why it could not be processed.

8.   TELEPHONE / INTERNET TRANSFERS AND REALLOCATIONS, TELEPHONE LOANS

Policyowners may request transfers of accumulation value or reallocation of premiums by telephone or via the internet, provided that the appropriate authorization form is on file with JP Financial. The authorization form also allows the policyowner to authorize his or her registered representative to request such transactions in writing, by telephone, or Internet. JP Financial may also, in its discretion, permit loans to be made by telephone by the policy owner, provided that the proper authorization form is on file with JP Financial. All restrictions which apply to a transfer, loan or reallocation, as outlined in the current prospectus, including any charges, apply to transfers or reallocation by telephone or internet and loans by telephone. Internet transfers may not always be available. JP Financial will use reasonable procedures, such as requiring identifying information from callers, recording telephone instructions and providing written confirmation of transactions in order to confirm that instructions are genuine. JP Financial does not currently permit a registered representative to request a loan on behalf of a policyowner. Loan proceeds pursuant to a telephone request will only be mailed to a policyowner's address currently on file with JP Financial.

9.   COMBINED REQUESTS

The policyowner may combine requests for changes in the Specified Amount and the death benefit option and requests for partial surrenders/withdrawals. Such combined requests will be considered as a single transaction becoming effective as of the Monthaversary following the date the last of the requests is completed. For example, if the combined request consists of a partial surrender/withdrawal and an increase back to the original Specified Amount, evidence of insurability will be required for the increase portion of this combined request. Due to the length of time required to complete the underwriting process, the partial surrender/withdrawal portion of the request will be delayed until the increase can be processed, to insure maximum benefit coverage at all times. The policyowner may submit combined requests for any number or combination of changes not addressed above. These requests will be processed in a manner appropriate to ensure fair, reasonable and beneficial treatment of the policyowner.

10.  UNPAID CHECKS

When an unpaid item is received, a suspense account will be charged for the amount of the check. The payment transaction will be reversed from the policy on the administrative system immediately effective the date of the original payment application.

Agent commissions paid, as a result of the original premium payment will be recovered automatically. If the payment is returned for insufficient funds or account complications, (PAC) a letter will be sent to the Policyowner as notification that the payment was returned by the bank and that the payment has been reversed from the policy. The agent of record will receive a copy of this notification.If a replacement check is received a Jefferson Pilot Financial it will be applied effective the date of receipt.

If a premium payment is received at the time a policy is in the grace period that is not sufficient to pay the policy current and to an active status, the payment will error during processing and remain in the suspense account. A balance due notification will be sent to the policy owner. The balance due payment is due at JP Financial two weeks from the date of the letter. If the balance due is not received, the money received is released from the suspense account and refunded to the customer.

11.  NOTIFICATIONS

Written policyowner notifications will be sent to the policyowner promptly when selected transactions are processed. Transactions which will be documented include, but are not limited to, the following:

          (a) Scheduled premium payments that are billed by direct notice, preauthorized premium payments and any payment not-paid-as billed

          (b) Loan Repayments

          (c) Transfers, including the initial allocation transfer from the General Account on the allocation date and dollar cost averaging

          (d) Premium Reallocations, including portfolio rebalancing

          (e) Partial Surrenders/Withdrawals

          (f) Increases or Decreases in Specified Amount

          (g) Reinstatements

          (h) Policy Issue

          (i) Beneficiary/Ownership Changes

          (j) Assignment/Release of Assignment

          (k) Refunds

          (1) Loans

          (m) Surrenders

          (n) Lapses

          (o) First Premium Payments

          (p) Unpaid Checks

          (q) Policy Change

12.  ROLE OF JEFFERSON PILOT SECURITIES CORPORATION

Jefferson Pilot Securities Corporation ("JPSC") will be responsible for administering the Flexible Premium Variable Life Policy under the guidelines of the various state and federal laws and the rules, regulations and requirements of the National Association of Securities Dealers ("NASD"). JPSC personnel, other than clerical support personnel, will be registered representatives or principals. The duties to be performed by JPSC include, but are not limited to, reviewing certain items identified in Sections 13 and 14 hereof, after those items have been processed by personnel in the appropriate department, to insure that they were processed correctly.

correctly.

13.  ROLE OF JP FINANCIAL POLICY ISSUE AND UNDERWRITING DEPARTMENT

After an application has been approved for suitability requirements, the application is processed by the Underwriting Department for selection of the risk. The Policy Issue Department issues, prepares and mails the completed Policy to the registered representative for delivery to the policyowner.

14.  ROLE OF JP FINANCIAL CUSTOMER SERVICE DEPARTMENT

The Customer Service Department will process the following, based on review and authorization by JPSC:

          (a) Billings;

          (b) Premium Collections;

          (c) Depositing of funds;

          (d) Processing partial surrender/withdrawals, surrenders, loans, transfers, lapses, refunds, reinstatements, loan repayments, and assignments;

          (e) Change of address, unpaid checks, reallocation of funds, and transfer of funds;

          (f) Beneficiary and ownership changes, increases and decreases in Specified Amount and changes of Death Benefit Option;

          (g) Handling correspondence and inquires;

          (h) Documenting Not-Paid-as-Billed Premium Payments, Transfers of funds, Surrenders, and Reallocations of funds;

          (i) Reviewing and authorizing policyowner requests for refunds, changes of ownership, reallocations of funds, and transfers of funds.

15.  SPECIAL DISTRIBUTION RULES

The Company may offer a premium bonus in certain external 1035 exchange situations involving large group cases where the premium bonus is in the best interest of the proposed policyowner and where the following specific parameters are met:

        1. the minimum total face amount of the policies being exchanged equals or exceeds $12,000,000;

        2.  the percentage of insurable participants to be exchanged is 100%;

        3.  the age of the policies to be exchanged is less than 4 years;

        4.  the minimum number of participants is 10;

        5. the minimum Accumulation Value of the policies to be exchanged in the aggregate exceeds $200,000; and

        6. the total Surrender Charge on the policies to be exchanged is less than 15% of the Accumulation Value.